

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 6, 2018

Via Email
Mr. Deric Eubanks
Chief Financial Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Braemar Hotels & Resorts Inc.**
> **Form 10-K**
> **Filed March 14, 2018**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities